Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

a different kind of oil & natural gas company

LINN Energy

LINNCO

NASDAQ:LINE • NASDAQ:LNCO

Howard Weil

41st Annual Energy Conference

March 17 - 21, 2013

Forward-Looking Statements and Risk Factors

Statements made in these presentation slides and by representatives of LINN Energy, LLC and LinnCo, LLC (collectively the “Company”) during the course of this presentation that are not historical facts are forward-looking statements. These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments, potential for reserves and drilling, completion of current and future acquisitions, future distributions, future growth, benefits of acquisitions, future competitive position and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to financial performance and results, indebtedness under LINN Energy’s credit facility and Senior Notes, access to capital markets, availability of sufficient cash flow to pay distributions and execute our business plan, prices and demand for natural gas, oil and natural gas liquids, LINN Energy’s ability to replace reserves and efficiently develop LINN Energy’s current reserves, LINN Energy’s ability to make acquisitions on economically acceptable terms, regulation, availability of connections and equipment and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. See “Risk Factors” in LINN Energy’s 2012 Annual Report on Form 10-K and any other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events. The market data in this presentation has been prepared as of February 22, 2013, except otherwise noted.

a different kind of oil & natural gas company

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets.

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LINN Overview

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

- **7th largest public MLP/LLC and 11th largest domestic independent oil & natural gas company(1)**
  - LINE IPO in 2006 with enterprise value of ~$713 million
  - Equity market cap $11.8 billion

Equity market cap	$11.8	billion
Total net debt	$7.7	billion
Enterprise value	**$19.5**	**billion(1)**

- **Large, long-life diversified reserve base(1)**
  - ~6.4 Tcfe total proved reserves
  - 62% proved developed
  - 54% oil and NGLs / 46% natural gas
  - ~16 year reserve-life index
  - ~19,000 gross productive oil and natural gas wells(2)



Uinta Basin
Piceance Basin
California
East Texas
Permian Basin
ND
WY
MI
IL
CA
UT
CO
KS
OK
NM
TX
LA
Corporate Headquarters (Houston)
LINN Operations
Berry Operations

Note: Market data as of February 22, 2013 (LINE and LNCO closing price of $38.49 and $39.27, respectively). All operational and reserve data as of December 31, 2012, pro forma for pending Berry transaction.

(1) Pro forma for pending Berry transaction.

(2) Well count does not include ~2,500 royalty interest wells.

4

Overview of Berry Petroleum
High Quality Oil Portfolio

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Proved Reserves

~1.65 Tcfe



NGLs
7%
Natural Gas
26%
Oil
67%

Q4'12 Production (MBoe/d)

~40 Mboe/d



East TX and
Piceance
5.0
Uinta
7.5
Permian
8.0
California
19.1

Berry Asset Map



Uinta Basin
Piceance Basin
CA
UT
CO
Corporate Headquarters (Denver)
Permian
East Texas
California
TX
Berry Operations
Oil
Natural Gas

Source: Berry Petroleum's Q4'12 operations press release.

5

Pending Berry Transaction Highlights

LINN Energy

NASDAQ:LINE • NASDAQ: LNCO

First ever acquisition of a public C-Corp by an upstream LLC or MLP

Structure allows for:

Tax free transaction to Berry shareholders

LINN to acquire Berry (C-Corp) and convert it into an LLC with no immediate payment of tax

Financial Highlights

Highly accretive to distributable cash flow per unit, ~$0.40 per unit (first full year)

Plan to recommend an increase to LINE’s distribution of 6.2% for Q3’13 to $3.08 per unit (on an annualized basis)

Immediate 2% increase to LNCO shareholders for Q1’13 to $2.90 per unit

Plan to recommend an increase to LNCO’s dividend of 8.5% for Q3’13 to $3.08 per unit (on an annualized basis), including the 2% increase in Q1’13

Accretion expected to increase in subsequent years

All stock consideration and greatly increased size result in significantly improved debt metrics

Pending Berry Transaction Highlights

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Operational Highlights (1)

Berry’s long-life, low-decline, mature assets are an excellent fit

~15% decline rate

Increased geographic presence in California, the Permian Basin, East Texas, and the Rockies, as well as the addition of a new core area in the Uinta Basin

Increases LINN’s production by ~240 MMcfe/d, or 30%

Increases LINN’s liquids reserves to ~54%, pro forma as of December 31, 2012

o Berry’s reserves are ~75% liquids

Increases LINN’s proved reserves by ~1.65 Tcfe, or 34%

Berry’s probable and possible reserves total ~3.8 Tcfe

(1) Reserve estimates for pending Berry transaction based solely on data provided by seller.

Hugoton Field Acquisition From BP

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

On March 30, 2012, LINN closed a $1.2 billion[1] acquisition in the liquids-rich Kansas Hugoton Field from BP.

- **Liquids-Rich**
  - Liquids-rich production of ~110 MMcfe/d
  - 37% NGLs / 63% natural gas
- **Excellent MLP Asset**
  - Low-decline rate of ~7%
  - Reserve life of ~18 years
  - Proved reserves of ~730 Bcfe, with 81% PDP
- **Platform For Growth**
  - ~800 future drilling locations on >600,000 contiguous net acres
  - ~500 identified recompletion opportunities in the Chase formation
  - 100% ownership of Jayhawk Gas Processing Plant
    - Significant excess capacity; currently 41% utilized
- **Strategic-Fit With LINN's Business Model**
  - Immediately accretive to DCF / unit[2]
  - Little requirement for capital investment
  - Steady stream of predictable cash flow


Kansas
Hamilton
Kearny
Finney
Stanton
Grant
Haskell
Morton
Stevens
Seward
Jayhawk Gas Plant
Acquisition Acreage


KS
OK
TX



(1) Based on total consideration.
(2) Distributable cash flow per unit.

8

Jonah Field Acquisition From BP

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

On July 31, 2012, LINN closed a $1.0 billion (1) acquisition in Wyoming’s Jonah Field from BP.

Strategic Rationale

Significant operated entry into the Green River Basin

Long-life, low-decline natural gas asset

Significant future drilling inventory

~1.2 Tcfe of identified resource potential from ~650 future drilling locations

Hedged ~100% of net expected oil and natural gas production through 2017

Immediately accretive to DCF/unit

Asset Overview

Production of ~145 MMcfe/d

55% operated by production

Low-decline rate of ~14%

Proved reserves of approximately 730 Bcfe (56% PDP)

73% natural gas, 23% NGL and 4% oil

~750 gross wells on >12,500 net acres

Park Sheridan

Campbell Crook Big Horn

Wyoming Weston

Washakie Teton

Jonah

Hot Springs

Johnson Salt Creek

Natrona

Sublette

Lincoln

Niobrara

Fremont

Converse

Platte

Goshen

Carbon

Uinta

Sweetwater

Oil Fields

Natural Gas Fields

Sublette County

Acquisition Acreage

Field Area

(1) Based on total consideration.

Anadarko Salt Creek Joint-Venture

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

On April 3, 2012, LINN acquired 23% of Anadarko’s (“APC”) interest in the Salt Creek Field, one of the largest CO2 EOR projects in North America.

Strategic Rationale

Unique, high growth asset with low decline rate

Expect steady production growth for ~10 years

Expect to greatly benefit from APC’s extensive CO2 experience

Potential to transfer enhanced oil recovery (“EOR”) technology to LINN’s existing asset base

Immediately accretive to DCF/unit

Asset Overview

Expect to invest ~$600 million over the next 3-6 years

$400 million of APC’s development costs

$200 million net to LINN’s interest

Net production ~1,600 BOPD (first 12 months)(1)

Expect to double net production by 2016

Low-decline rate of <7% and reserve life of ~28 years

Estimated ~1 billion gross barrels of oil remaining in place

Park Sheridan

Campbell

Crook

Big Horn

Wyoming

Teton

Salt Creek

Washakie

Weston

Hot Springs

Johnson

Natrona

Fremont

Sublette

Lincoln

Niobrara

Converse

EXXON

LaBarge Platte Goshen

Field

Carbon

EXXON Shute

Creek Plant

All

Uinta

Sweetwater

Oil Fields

Natural Gas Fields

CO2 Pipelines

Natural Gas

Pipelines

Barrels Oil per Day

100,000

10,000

1,000

Primary Secondary Tertiary

19.9% 24.4% 9.9%

1910 1930 1950 1970 1990 2010

Year

(1) LINN Energy, LLC estimates.

Growth Through Accretive Acquisitions

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

~$14 billion in acquisitions since the Company’s inception

¡ Includes 58 separate transactions(1)

Value of Acquisitions Per Year (1)

($’s in millions)

$14,000 $12,000 $10,000 $8,000 $6,000 $4,000 $2,000 $0

$52 $78 $202 $654 $452 $3,281 $2,627 $3,882 $601 $4,000 $5,367

$1,367 $6,880 $1,513 $9,730 $2,850 $14,069 $4,339

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

2013TD(2)

Cumulative Acquisitions

Acquisitions Completed In Year

C-Corp Acquisition

(1) Includes 15 acquisitions comprising the Appalachian Basin properties sold in July 2008.

(2) Represents the implied transaction value for Berry as of February 20, 2013.

LINN Has Created an Acquisition Machine

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

2010

¡ Screened 189 opportunities

¡ Bid 41 for ~$10.1 billion

¡ Closed 13 for ~$1.4 billion

2011

¡ Screened 122 opportunities

¡ Bid 31 for ~$7.5 billion

¡ Closed 12 for ~$1.5 billion

2012

¡Screened 246 opportunities

¡ Bid 20 for ~$9.2 billion

¡ Closed 7 for ~$2.9 billion

Historical Acquisitions and Joint Venture

Total ~$10.1 Billion Since 2010

($’s in millions)

$5,000

$4,500

$4,000

$3,500

$3,000

$2,500

$2,000

$1,500

$1,000

$500

$0

$1,367

$1,513

$2,850

$4,339

2010 (1)

2011(1)

2012 (1)

2013TD (2)

(1) Based on total consideration.

(2) Represents the implied transaction value for Berry as of February 20, 2013.

MLP and Independent E&P Rankings

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

- **LINN is one of the largest MLP and independent E&P companies**
  - 7th largest public MLP/LLC
  - 11th largest domestic independent oil & natural gas company

Rank	Master Limited Partnership	Enterprise Value ($MM)
1.	Enterprise Products Partners	$60,375
2.	Kinder Morgan Energy Partners	$48,025
3.	Energy Transfer Equity	$38,964
4.	Plains All American Pipeline	$24,864
5.	Williams Partners	$24,476
6.	Energy Transfer Partners	$22,574
7.	**LINN Energy LLC (1)**	**$19,512**
8.	ONEOK Partners	$16,698
9.	Enbridge Energy Partners	$14,800
10.	El Paso Pipeline Partners	$13,230
11.	Magellan Midstream Partners	$11,658
12.	Boardwalk Pipeline Partners	$9,567
13.	Markwest Energy Partners	$9,379
14.	Access Midstream Partners	$8,602
15.	Buckeye Partners	$7,234
16.	Sunoco Logistics Partners	$6,851
17.	Targa Resources Partners	$6,735
18.	Amerigas Partners	$6,417
19.	Western Gas Partners	$6,410
20.	Regency Energy Partners	$5,655
21.	Atlas Energy LP	$5,540
22.	Cheniere Energy Partners	$5,389
23.	Nustar Energy LP	$5,228
24.	Teekay LNG Partners	$5,000
25.	Copano Energy LLC	$4,486

Rank	Independent E&P	Enterprise Value ($MM)
1.	ConocoPhillips	$89,609
2.	Occidental Petroleum Corp.	$64,934
3.	Anadarko Petroleum Corp.	$52,972
4.	Apache Corp.	$41,742
5.	EOG Resources Inc.	$39,496
6.	Chesapeake Energy Corp.	$27,822
7.	Devon Energy Corporation	$26,986
8.	Marathon Oil Corporation	$26,927
9.	Noble Energy Inc.	$22,620
10.	Pioneer Natural Resources Co.	$21,131
11.	**LINN Energy LLC (1)**	**$19,512**
12.	Continental Resources Inc.	$18,207
13.	Plains Exploration & Production	$15,507
14.	Range Resources Corp.	$14,512
15.	Southwestern Energy Co.	$13,324
16.	Concho Resources Inc.	$13,033
17.	EQT Corp.	$11,734
18.	Cabot Oil & Gas Corp.	$11,291
19.	Murphy Oil Corp.	$11,241
20.	Denbury Resources Inc.	$9,089
21.	Cobalt International Energy	$9,073
22.	Sandridge Energy Inc.	$8,862
23.	QEP Resources Inc.	$8,681
24.	Whiting Petroleum Corp.	$7,419
25.	Cimarex Energy Co.	$6,638

Note: Market data as of February 22, 2013 (LINE and LNCO closing price of $38.49 and $39.27, respectively). Source: Bloomberg.
(1) Pro forma for pending Berry transaction.

13

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LinnCo Structure and

Financial Highlights

LinnCo Structure

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

LINE	LNCO
▶ Current ***distribution*** of $2.90 / unit[(1)]	▶ Estimated ***dividend*** of $2.90 / share[(2)]
▶ Schedule K-1 (partnership)	▶ Form 1099 (C-Corp.)



LINE Unitholders
LNCO Shareholders
$2.90 Distribution
$2.90 Dividend
Common Shares
LinnCo
$2.90 Distribution
LLC Units
LLC Units
LINN Energy, LLC

- *Tax shield to LinnCo on LINN Energy's distribution estimated to be 100%+*
- *LINN has agreed to pay LinnCo ~$6 million per year for 3 years*

▶ **Investors now have the ability to own LINN Energy two ways:**

- LINE (Partnership for tax purposes / K-1)
- LNCO (C-Corp. for tax purposes / 1099)

(1) Represents annualized distribution based on Q4'12 distribution of $0.725 per unit paid on February 14, 2013.
(2) Represents annualized dividend based on estimated increase in Q1'13 (subject to Board approval).

15

LinnCo Structure – Advantages

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Reduces Tax

Reporting

Burdens

Shareholders receive Form 1099 rather than a Schedule K-1

No state income tax filing requirements

No UBTI(1) implications

Efficient Tax

Structure

Estimated tax at LinnCo(2)

0% for 2013

2% – 5% for 2014 and 2015

Simple & Fair Structure

1 LinnCo share = 1 vote of LINN unit

Similar economic interest

(1) Unrelated business taxable income.

(2) Assumes current strip prices and estimated capital spending.

LinnCo IPO Recap

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

- **LinnCo's $1.3 billion IPO represents a landmark transaction for the energy sector**
  - Largest E&P IPO
  - 3rd largest energy IPO
  - 3rd largest 2012 IPO
- **Strong institutional demand of ~$2.0 billion**
  - 83% institutional allocation
  - 126 individual institutional orders (~83% new to LINN)
- **Record-breaking retail demand of ~$1.7 billion**
- **Underwriters exercised full overallotment option on the <u>first day</u> due to strong aftermarket trading performance**

17

Future Refinancing Opportunities

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

All stock deal for Berry coupled with increased size of LINN provides for meaningful improvement in credit metrics

Debt/EBITDA expected to be ~3.6x for the second half of 2013

($‘s in millions)

LINN Energy Notes

11.75% senior notes due 2017

$41

9.875% senior notes due 2018

14

6.50% senior notes due 2019

750

6.25% senior notes due 2019

1,800

8.625% senior notes due 2020

1,300

7.75% senior notes due 2021

1,000

Total Debt $4,905

Berry Notes To Be Assumed

10.25% senior notes due 2014

$205

6.75% senior notes due 2020

300

6.375% senior notes due 2022

600

Total Debt

$1,105

LINN Energy Revolver

Capacity:

$3,000

Amount drawn:

$1,180

Percentage drawn:

39%

Berry Revolver

Capacity:

$1,200

Amount drawn:

$563

Percentage drawn:

47%

Source: SEC public filings (data as of December 31, 2012).

Significant Hedge Position

(Does Not Include Announced Berry Transaction)

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LINN is hedged ~100% on expected natural gas production through 2017; and ~100% on expected oil production through 2016

Puts provide price upside opportunity

Natural Gas Positions

Volumes (MMcf/d)

550 500 450 400 350 300 250 200 150 100 50

$5.31 $5.42 46% $5.22 2013

$5.14 $5.00 41% $5.25 2014

$5.12 $5.00 34% $5.19 2015

$4.48 $5.00 35% $4.20 2016

$4.48 $4.88 36% $4.26 2017

$5.00 2018

Swaps

Puts (1)

Percent Puts (2)

Oil Positions

Volumes (Bbls/d)

45,000 40,000 35,000 30,000 25,000 20,000 15,000 10,000 5,000

$95.57 $97.86 21% $94.97 2013

$92.52 $91.30 25% $92.92 2014

$94.81 $90.00 23% $96.23 2015

$90.44 $90.00 22% $90.56 2016

$89.10 $90.00 $89.02 2017

Swaps (3)

Puts

Percent Puts (2)

Note: Except as otherwise indicated, illustrations represent full-year natural gas hedge positions through 2018 and oil positions through 2017, as of December 31, 2012. (1) Excludes natural gas puts used to hedge NGL revenues associated with BP Hugoton acquisition.

(2) Calculated as percentage of hedged volume in the form of puts.

(3) Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at a price of $100.00 per Bbl for each of the years ending December 31, 2017, and December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.

Significant Hedge Position (Equivalent Basis)

(Does Not Include Announced Berry Transaction)

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LINN’s cash flow is notably more protected from oil and natural gas price uncertainty than its C-Corp. and Upstream MLP peers

Prolonged periods of weak commodity prices could put further pressure on E&P C-Corps.

Expected Production Hedged

100% 80% 60% 40% 20% 0%

100% 37% 71% 63% 47% 2013

100% 35% 65% 49% 20% 2014

100% 30% 70% 29% 4% 2015

100% 31% 69% 16% 1% 2016

79% 25% 54% 9% 1% 2017

% Swaps

% Puts

C-Corp. Peers

% Hedged (1)

Upstream MLP Peers % Hedged (2)

Note: LINN’s hedge percentages based on internal estimates. Excludes NGL production and natural gas puts used to hedge NGL revenues associated with BP Hugoton acquisition.

Source: Production estimates based on Bloomberg consensus, and hedge information based on publicly available sources.

(1) Represents simple average and peer group includes: CLR, FST, XEC, KWK, NFX, PXD, PXP, RRC, SWN and WLL.

(2) Represents simple average and peer group includes: BBEP, EVEP, LGCY, LRE, MEMP, MCEP, PSE, QRE and VNR.

Distribution Stability and Growth

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LINN has performed well through all kinds of commodity price cycles

Distribution stability maintained throughout the Credit Crisis (i.e. 2008 – 2009)

– 16 out of 74 MLPs (or 23%) were forced to reduce or suspend distributions (1)

Distribution History

Oil ($/Bbl)

$180 $160 $140 $120 $100 $80 $60 $40 $20

$0

Growth (58%)

Stability During Credit Crisis

Cont. Growth (15%)

$0.40 $0.40

$0.43

$0.52 $0.52

$0.57 $0.57

$0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63

$0.66 $0.66 $0.66

$0.69 $0.69 $0.69

$0.73 $0.73 $0.73 $0.73

$18 $16 $14 $12 $10 $8 $6 $4 $2 $0

Natural Gas ($/MMBtu)

Q1(2) Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2006 2007 2008 2009 2010 2011 2012

Quarterly Distributions

WTI Crude Oil

Henry Hub Natural Gas

Source for commodity prices: Bloomberg.

(1) Source: Wells Fargo Securities, LLC research note entitled “MLP Primer - - Fourth Edition” published on November 19, 2010.

(2) The Q1 2006 distribution, adjusted for the partial period from the Company’s closing of the IPO on January 19, 2006 through March 31, 2006, equates to $0.32 per unit.

Distribution History

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Consistently paid the distribution for 28 quarters

81% increase in quarterly distribution since IPO

Distribution History

$18.00 $16.00 $14.00 $12.00 $10.00 $8.00 $6.00 $4.00 $2.00

$-

$17.29 0.73 $16.57 0.73 $15.84 0.73 $15.12 0.73 $14.39 0.69 $13.70 0.69 $13.01 0.69 $12.32 0.66 $11.66 0.66 $11.00 0.66 $10.34 0.66 $9.71 0.63 $9.08 0.63 $8.45 0.63 $7.82 0.63 $7.19 0.63 $6.56 0.63 $5.93 0.63 $5.30 0.63 $4.67 0.63 $4.04 0.63 $3.41 0.57

$2.84 0.57 $2.27 0.52 $1.75 0.52 $1.23 0.43 $0.80 0.40 $0.40

Q1(1) Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2006 2007 2008 2009 2010 2011 2012

Quarterly Distribution

Cumulative Distribution

(1) The Q1 2006 distribution, adjusted for the partial period from the Company’s closing of the IPO on January 19, 2006 through March 31, 2006, equates to $0.32 per unit.

LINN Historical Return

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LINN Total Return and Stock Price Appreciation (LINE IPO – Present of ~244%)

250% 200% 150% 100% 50%

0%

(50%)

~244%

~179%

~83%

~37%

~24%

2006 2007 2008 2009 2010 2011 2012 2013

Line Total Return (TR)

Line Price Appreciation

Alerian MLP TR Index

S&P Mid-Cap E&P TR Index

S&P 500 TR Index

Note: Market data as of February 22, 2013 (LINE closing price of $38.49). Source: Bloomberg.

Attractive Valuation

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LINN represents an attractive value relative to other yield segments

Current Yields

Yield

9.0% 8.0% 7.0% 6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0% 8.0% 7.8% 1.2% 2.0% 2.2% 3.3% 4.1% 5.6%

LINE (1)

LNCO(1)

S&P E&P Index

10-Yr.

Treasury

S&P 500

FTSE NAREIT

Index

S&P 500 Utilities Index

Alerian MLP Index

Note: Market data as of February 22, 2013 (LINE and LNCO closing price of $38.49 and $39.27, respectively). Source: Bloomberg. (1) Based on annualized Q3’13E distribution / dividend of $0.77 per unit / share (subject to Board approval).

Size of Institutional Yield Market is

Substantial

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

The top 10 equity income mutual funds have an aggregate of ~$293 billion of assets

Average Portfolio Yield of ~1.8%

AUM ($MM)

$70,000

$60,000

$50,000

$40,000

$30,000

$20,000

$10,000

$0

$57,910

$42,860 $39,500

$27,710 $25,900 $25,320 $24,340 $20,500

$14,600 $14,090

American Funds Washington

Dodge & Cox Stock

Vangaurd Windsor Funds

Blackrock Equity Dividend

T. Rowe Price Equity Income

American Funds American Mutual

MFS Value

Vanguard Value Index

T. Rowe Price Mutual Shares Value

Note: Market data as of March 13, 2013. Source: Morningstar and FactSet.

Size Advantage in E&P MLP/LLC Market

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

LINN has a significant size advantage in the E&P MLP/LLC market

Greater access to capital markets

Ability to complete larger transactions

E&P market presents significantly more acquisition opportunities than rest of MLP market

E&P Sector has room to grow; $36 billion versus $476 billion for all other sectors

LINE vs. Other Upstream MLPs(1)

Enterprise Value ($B)

$20.0

$18.0

$16.0

$14.0

$12.0

$10.0

$8.0

$6.0

$4.0

$2.0

$0.0

$19.5 Billion

LINN Energy (2)

$16.8 Billion

Mid-Con Energy

LRR Energy

Memorial

Pioneer

Atlas Resource

Legacy

QR Energy

BreitBurn

Vanguard

EV Energy

All Others

(10 MLPs)

Note: Market data as of February 22, 2013 (LINE closing price of $38.49). Source: Bloomberg.

(1) Excludes Constellation Energy Partners and Dorchester Minerals LP.

(2) Pro forma for announced Berry transaction.

(3) Includes all U.S. energy MLPs recognized by the National Association of Publically Traded Partnerships (NAPTP).

MLP/LLC Total EV: $512 Billion(3)

E&P MLP/LLC

7%

$36 Billion

$476 Billion

All Others 93%

Why Invest in LINN?

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Stable Distributions

High quality asset base

Multi-year inventory of high-return development opportunities

Long-life reserves (~16 years)

Diversified asset base (7 core areas / ~19,000 gross producing wells)

Extensive hedge positions; reduced commodity risk

Distributions Growth Drivers

Acquisitions

Excellent acquisition track record (58 transactions for ~$14 billion)

~$1.4 billion(1) completed in 2010

~$1.5 billion(1) completed in 2011

~$2.9 billion(1) completed in 2012

~$4.3 billion(2) announced in 2013

Organic Growth

~30% growth from 2010 vs. 2011

~15% growth from 2011 vs. 2012

Financial Strength

LinnCo IPO has the potential to be a game-changer in terms of access to equity capital

First in class track record in capital markets

Total capital raised since IPO:

$6.4 billion of equity(3)

$5.4 billion of bonds

$11.8 billion total

Note: All operational and reserve data as of December 31, 2012, pro forma for pending Berry transaction.

(1) Based on total consideration.

(2) Represents the implied transaction value for Berry as of February 20, 2013.

(3) Includes LNCO IPO.

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Financial Appendix

Proved Reserves

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

The following table sets forth certain information with respect to LINN’s proved reserves for the year ended December 31, 2012, calculated on the basis required by SEC rules:

Region

Mid-Continent

Hugoton Basin

Green River Basin

Permian Basin

Michigan/Illinois

California

Williston/Powder River

Basin

East Texas

Total

Proved Reserves (Bcfe)

1,648

1,010

1,017

403

266

181

189

82

4,796

% Natural Gas

51%

56%

72%

19%

97%

8%

8%

82%

54%

% Proved Developed

59%

85%

43%

56%

94%

96%

66%

100%

65%

Historical Financial Statements

Reconciliation of Non-GAAP Measures

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

The Company defines adjusted EBITDA as net income (loss) plus the following adjustments:

Net operating cash flow from acquisitions and divestitures, effective date through closing date;

Interest expense;

Depreciation, depletion and amortization;

Impairment of long-lived assets;

Write-off of deferred financing fees;

(Gains) losses on sale of assets and other, net;

Provision for legal matters;

Loss on extinguishment of debt;

Unrealized (gains) losses on commodity derivatives;

Unrealized (gains) losses on interest rate derivatives;

Realized (gains) losses on interest rate derivatives;

Realized (gains) losses on canceled derivatives;

Realized gains on recovery of bankruptcy claim;

Unit-based compensation expenses;

Exploration costs; and

Income tax expense (benefit).

Adjusted EBITDA is a measure used by Company management to indicate (prior to the establishment of any reserves by its Board of Directors) the cash distributions the Company expects to make to its unitholders. Adjusted EBITDA is also a quantitative measure used throughout the investment community with respect to publicly-traded partnerships and limited liability companies.

Adjusted net income is a performance measure used by Company management to evaluate its operational performance from oil and natural gas properties, prior to unrealized (gains) losses on derivatives, realized (gains) losses on canceled derivatives, realized gain on recovery of bankruptcy claim, impairment of long-lived assets, loss on extinguishment of debt and (gains) losses on sale of assets, net.

Historical Financial Statements

Adjusted EBITDA

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

The following presents a reconciliation of net income (loss) to adjusted EBITDA:

Three Months Ended December 31, 2012 2011 Year Ended December 31, 2012 2011

(in thousands)

Net income (loss) $(187,495) $(189,615) $(386,616) $438,439

Plus:

Net operating cash flow from acquisitions and divestitures, effective date through closing date (1) (1,145) 20,086 80,502 57,966

Interest expense 102,331 68,052 379,937 259,725

Depreciation, depletion and amortization 177,673 100,045 606,150 334,084

Impairment of long-lived assets 276,000 — 422,499 —

Write-off of deferred financing fees — — 7,889 1,189

Losses on sale of assets and other, net (2) 430 873 1,302 124

Provision for legal matters (3) (691) 310 414 1,086

Loss on extinguishment of debt — 240 — 94,612

Unrealized (gains) losses on commodity derivatives (4) 8,281 277,650 277,882 (192,951)

Realized gains on canceled derivatives (5) — — — (26,752)

Realized gains on recovery of bankruptcy claim (6) (3,226) — (21,503) —

Unit-based compensation expenses 7,798 5,484 29,533 22,243

Exploration costs 708 892 1,915 2,390

Income tax expense (benefit) (1,690) (3,264) 2,790 5,466

Adjusted EBITDA $378,974 $280,753 $1,402,694 $997,621

(1) Represents cash, based on contractual arrangements, the Company received or paid from the effective date to the closing date of the transaction. The effective date is the first date the buyer is entitled to receive the economic benefit from properties included in the transaction.

(2) Represent gains or losses on the sale of assets, gains or losses on inventory valuation and amortization of basis difference for equity method investments.

(3) Represents reserves and settlements related to legal matters.

(4) Represent adjustments in market valuations of derivatives from period to period and include the premiums associated with put option contracts over time.

(5) Represent derivatives canceled prior to the contract settlement date. In 2011, commodity derivatives were canceled and the proceeds were reallocated within the Company’s derivatives portfolio.

(6) Represent the recoveries of a bankruptcy claim against Lehman Brothers which was not a transaction occurring in the ordinary course of the Company’s business.

Historical Financial Statements

Adjusted Net Income

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

The following presents a reconciliation of net income (loss) to adjusted net income:

Three Months Ended December 31,

Year Ended December 31,

2012 2011 2012 2011

(in thousands, except per unit amounts)

Net income (loss) $(187,495) $(189,615) $(386,616) $438,439

Plus:

Unrealized (gains) losses on commodity derivatives 8,281 277,650 277,882 (192,951)

Realized gains on canceled derivatives — — — (26,752)

Realized gains on recovery of bankruptcy claim (3,226) — (21,503) —

Impairment of long-lived assets 276,000 — 422,499 —

Loss on extinguishment of debt — 240 — 94,612

(Gains) losses on sale of assets, net 395 838 1,161 (17)

Adjusted net income $93,955 $89,113 $293,423 $313,331

Net income (loss) per unit - basic $(0.83) $(1.09) $(1.92) $2.52

Plus, per unit:

Unrealized (gains) losses on commodity derivatives 0.03 1.60 1.39 (1.11)

Realized gains on canceled derivatives — — — (0.15)

Realized gains on recovery of bankruptcy claim (0.01) — (0.11) —

Impairment of long-lived assets 1.22 — 2.07 —

Loss on extinguishment of debt — — — 0.54

(Gains) losses on sale of assets, net — — 0.01 —

Adjusted net income per unit - basic $0.41 $0.51 $1.44 $1.80

Reserve Replacement/F&D Calculations

Reconciliation of Non-GAAP Measures

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

Year Ended December 31,

2012 2011

Costs incurred (in thousands):

Costs incurred in oil and natural gas property acquisition, exploration and development $3,779,713 $2,158,639

Less:

Asset retirement costs (4,675) (2,427)

Property acquisition costs (2,712,543) (1,516,737)

Oil and natural gas capital costs expended, excluding acquisitions $1,062,495 $639,475

Reserve data (MMcfe):

Purchase of minerals in place 1,766,007 579,003

Extensions, discoveries and other additions 708,695 449,818

Add:

Revisions of previous estimates (803,163) (120,892)

Annual additions 1,671,539 907,929

Less:

Purchase of minerals in place (1,766,007) (579,003)

Annual additions, excluding acquisitions (94,468) 328,926

Annual production (MMcfe) 245,663 134,645

Reserve replacement metrics:

Reserve replacement cost per Mcfe (1) $2.26 $2.37

Reserve replacement ratio (2) 680% 674%

Finding and development cost from the drillbit per Mcfe (3) NM (5) $1.94

Drillbit reserve replacement ratio (4) NM (5) 244%

(1) (Oil and natural gas capital costs expended) divided by (Annual additions)

(2) (Annual additions) divided by (Annual production)

(3) (Oil and natural gas capital costs expended, excluding acquisitions) divided by (Annual additions, excluding acquisitions)

(4) (Annual additions, excluding acquisitions) divided by (Annual production)

(5) Not meaningful due to the impact of a significant decrease in year-end natural gas prices at December 31, 2012, compared to December 31, 2011.

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

The U.S. Securities and Exchange Commission (“SEC”) permits oil and gas companies, in their filings with the SEC, to disclose only resources that qualify as “reserves” as defined by SEC rules. We use terms describing hydrocarbon quantities in this presentation including “inventory” and “resource potential” that the SEC’s guidelines prohibit us from including in filings with the SEC. These estimates are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are substantially less certain. Investors are urged to consider closely the reserves disclosures in LINN Energy’s Annual Report on Form 10-K for the year ended December 31, 2012, available from LINN Energy at 600 Travis, Suite 5100, Houston, Texas 77002 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.

In this communication, the terms other than “proved reserves” refer to the Company’s internal estimates of hydrocarbon volumes that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. Those estimates may be based on economic assumptions with regard to commodity prices that may differ from the prices required by the SEC to be used in calculating proved reserves. In addition, these hydrocarbon volumes may not constitute reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s oil and gas disclosure rules. Unless otherwise stated, hydrocarbon volume estimates have not been risked by Company management. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals and other factors, and actual drilling results, including geological and mechanical factors affecting recovery rates. Accordingly, actual quantities that may be ultimately recovered from the Company’s interests may differ substantially from the Company’s estimates of potential resources. In addition, our estimates of reserves may change significantly as development of the Company’s resource plays and prospects provide additional data.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LINN and LinnCo intend to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (866) 472-8279 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s directors and executive officers is available in LINN’s proxy statement dated March 12, 2012, for its 2012 Annual Meeting of Unitholders. Information about LinnCo’s directors and executive officers is available in LinnCo’s Registration Statement on Form S-1 dated June 25, 2012, as amended, with respect to its initial public offering of common shares. Information about Berry’s directors and executive officers is available in Berry’s proxy statement dated April 6, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements included in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.